UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 650
(No. and Street)

Houston (City) Texas (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Xavier Maza (713) 885-9843
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EEPB, P.C.
(Name – *if individual, state last, first, middle name*)

2950 North Loop West, Suite ' (Address) Houston (City) Texas (State) 77092 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Xavier maza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA DE LEON
Notary Public, State of Texas
Comm. Expires 11-08-2021
Notary ID 125474486

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACTINVER SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2017

CONTENTS

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACTINVER SECURITIES, INC. as of December 31, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACTINVER SECURITIES, INC. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACTINVER SECURITIES, INC.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACTINVER SECURITIES, INC. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital has been subjected to audit procedures performed in conjunction with the audit of ACTINVER SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of ACTINVER SECURITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of net capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EEPB, P.C.

EEPB, P.C.

Houston, TX

February 22, 2018

We have served as Actinver Securities, Inc.'s auditor since 2013.

-3-

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com
An Independent Member of DFK International

ACTINVER SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	6,224,832
Commissions receivable		984,000
Receivable from related parties		279,806
Other receivable		159,674
Deposits held by clearing brokers, restricted		100,000
Security deposits		13,173
Prepaid and other		107,004
TOTAL CURRENT ASSETS		7,868,489
Property and equipment, net		192,926
TOTAL ASSETS	$	8,061,415

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$	611,453
Revenue sharing payable		143,015
Revenue sharing payable, related party		182,972
Related party payable		315,398
Commissions payable		207,512
Income tax payable		624,245
TOTAL CURRENT LIABILITIES		2,084,595

LONG TERM LIABILITIES

Deferred tax liability	5,475
Accrued rent	78,996
TOTAL LONG TERM LIABILITIES	84,471

STOCKHOLDER'S EQUITY

Common stock, 100 shares authorized, issued, outstanding, $0.01 par value		1
Additional paid-in capital		1,567,799
Retained earnings		4,324,549
TOTAL STOCKHOLDER'S EQUITY		5,892,349
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	8,061,415

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES	
Commissions	$ 9,777,953
Investment banking income	247,578
Other income	458,509
TOTAL REVENUES	10,484,040
EXPENSES	
Employee compensation and benefits	3,798,244
Clearing, execution and commission fees	796,754
Revenue sharing expense	768,221
Occupancy	256,492
Communications	65,005
Professional fees	581,022
Other expenses	1,897,973
TOTAL EXPENSES	8,163,711
INCOME BEFORE INCOME TAXES	2,320,329
INCOME TAX EXPENSE	852,906
NET INCOME	$ 1,467,423

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Shares	Common Stock		Additional Paid-in Capital		Retained Earnings		Total
BALANCE AT DECEMBER 31, 2016	100	$	1	$	1,567,799	$	2,857,126	$	4,424,926
Net income	-		-		-		1,467,423		1,467,423
BALANCE AT DECEMBER 31, 2017	100	$	1	$	1,567,799	$	4,324,549	$	5,892,349

The accompanying notes are an integral
part of this financial statement.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 1,467,423
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	78,973
Net increase or decrease in assets and liabilities	
Commissions receivable	(61,000)
Receivable from related party	1,332,826
Other receivable	(159,674)
Prepaid and other	45,077
Security deposit	(3,910)
Accounts payable and accrued expenses	(1,500,641)
Revenue sharing payable	122,967
Revenue sharing payable, related party	5,061
Intercompany payable	315,398
Commissions payable	(138,181)
Income tax payable	1,028,040
Deferred tax liability	23,663
Accrued rent	(7,859)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,548,163
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(11,335)
NET CASH USED IN INVESTING ACTIVITIES	(11,335)
CASH FLOWS FROM FINANCING ACTIVITIES	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,536,828
CASH AND CASH EQUIVALENTS, beginning of year	3,688,004
CASH AND CASH EQUIVALENTS, end of year	$ 6,224,832
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Income taxes paid	$ -
Interest paid	$ -

The accompanying notes are an integral
part of this financial statement.

ACTINVER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

ACTINVER SECURITIES, INC. (the "Company"), a Delaware corporation, is a wholly-owned subsidiary of Actinver Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's management and administrative operations are located in Texas and related sales activities are conducted primarily in Mexico. The Company's customers are primarily individuals and institutions located throughout Mexico. The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Transactions

As an agent, in the normal course of business, the Company enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in income in the period they are incurred. There is no net realized and unrealized foreign currency loss recorded in 2017. For the purposes of reporting cash flows, the Company has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Cash and Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business, if any, are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows. From time to time, cash balances exceed federally insured limits at certain financial institutions. The Company has not incurred any losses to date regarding these balances.

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

Receivables

During the year, the Company received commissions for various trades of securities. Historically, the Company's management has not experienced losses collecting these commissions and believes the remainder is collectable, thus no allowance has been recorded.

Property and Equipment

Leasehold improvements and equipment are carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Maintenance and repairs are charged to operations as incurred.

Advertising Costs

The Company expenses advertising and marketing costs as the expenses are incurred. For the year ended December 31, 2017, the Company did not incur advertising expenses.

Security Transactions

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities are computed using the first-in, first-out method.

Income Taxes

The Company files consolidated Federal and combined state and local tax returns with its Parent company. Federal income taxes are calculated as if the company filed as a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The Company uses the asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are not likely to be realized.

The Company's deferred tax liability represents the tax effects of taxable temporary differences in book and tax reporting. The taxable temporary differences consist of depreciation methods and lives and the timing of the deduction for certain expenses.

On December 22, 2017, the Tax Cuts & Jobs Act ("TCJA") was signed into law. The TCJA changes existing United States tax law and includes numerous provisions that will affect the Company. In accordance with FASB Accounting Standards Codification 740-10 Income Taxes, the Company is required to recognize the effect of a change in tax laws or

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

rates at the date of enactment. The Company is allowed to use a measurement period approach and record provisional amounts for the effects of the TCJA to the extent a reasonable estimate can be made for all or a portion of the tax law. Subsequently, the Company will recognize any necessary adjustments to the provision once the Company obtains, prepares or analyzes any additional information that, if known, would have affected the provisional amounts initially recognized. For the year ending December 31, 2017, the Company has made an adjustment of $3,389 to the deferred tax liability to recognize the effect of the reduced corporate tax rate of 21% effective for tax years beginning after December 31, 2017.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Recent Accounting Update

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification 606, *Revenue from Contracts with Customers* ("ASC 606"). The new accounting standard, along with its related amendments, replaces the current rules-based U.S. GAAP governing revenue recognition with a principles-based approach. The Company plans to adopt the new standard on January 1, 2018 using the modified retrospective approach, which requires the Company to apply the new revenue standard to (i) all new revenue contracts entered into after January 1, 2018 and (ii) all existing revenue contracts as of January 1, 2018 through a cumulative adjustment to equity. In accordance with this approach, our revenues for periods prior to January 1, 2018 will not be revised.

The core principle in the new guidance is that a company should recognize revenue in a manner that fairly depicts the transfer of goods or services to customers in amounts that reflect the consideration the company expects to receive for those goods or services. In order to apply this core principle, companies will apply the following five steps in determining the amount of revenues to recognize: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the performance obligation is satisfied. Each of these steps involves management's judgment and an analysis of the material terms and conditions of the contract.

We do not anticipate that there will be material differences in the amount or timing of revenues recognized following the new standard's adoption date. Although total revenues may not be materially impacted by the new guidance, we do anticipate significant changes to our disclosures based on the additional requirements prescribed by ASC 606. These new disclosures include information regarding the significant judgments used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

NOTE 2:   TRANSACTIONS WITH CLEARING BROKER-DEALER

The Company's clearing broker-dealer is a national United States clearing broker-dealer. The agreement with the clearing broker-dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker-dealer.

NOTE 3:   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital and net capital requirements of $4,017,141 and $152,531, respectively. The Company's net capital ratio was 0.57 to 1.

NOTE 4:   PROPERTY AND EQUIPMENT, NET

Leasehold improvements and equipment, net consist of the following at December 31, 2017:

Leasehold improvements	$	217,578
Telephone equipment		74,446
Computer equipment		285,471
Office furniture		232,208
Office equipment		19,493
		829,196
Accumulated depreciation and amortization		(636,270)
Property and equipment, net	$	192,926

Depreciation and amortization expense for the year ended December 31, 2017 was $78,973.

NOTE 5:   RELATED PARTY TRANSACTIONS

On January 1, 2005, the Company entered into a revenue sharing agreement (Agreement) with Actinver Casa de Bolsa, SA de CV ("Actinver Casa de Bolsa"), the sole owner of the Parent. The Agreement requires the Actinver Casa de Bolsa to receive 20% of commissions charged and received, net of reasonable expenses, to the referred clients accounts for the handling and execution of securities transactions by the Company. The total amount incurred under the Agreement for the year ended December 31, 2017 was $1,132,191; of which $182,972 is payable as of December 31, 2017.

NOTE 5:   RELATED PARTY TRANSACTIONS *(Continued)*

During the year ended December 31, 2017, the Company was reimbursed $2,108,139 from Actinver Wealth Management, Inc. and Actinver Capital Management, LLC, related parties through common ownership, for expenses the Company paid on its behalf. There was no outstanding receivable related to this reimbursement as of December 31, 2017.

The Company advances loans to and receives loans from related entities from time to time. At December 31, 2017, the Company was owed $279,806 from related entities.

NOTE 6:   INCOME TAXES

The provision for income taxes for the year ended December 31, 2017 is as follows:

Federal		
Current tax expense	$	795,119
Deferred tax expense		23,663
		818,782
State		
Current tax expense		34,124
Tax expense	$	852,906

The Company accounts for uncertainty in income taxes in accordance with FASB ASC 740-10, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company did not have unrecognized tax benefits as of December 31, 2017 and does not expect this to change significantly over the next 12 months. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense in accordance with ASC 740-10-25. As of December 31, 2017, the Company had no recognized uncertain tax positions.

The Company files consolidated income tax returns with its Parent in the U.S. federal jurisdiction and state of Texas. The Company's federal income tax returns for tax years 2014 and beyond remain subject to examination by the Internal Revenue Service. The Company's Texas Gross Margin tax returns for the tax years 2014 and beyond remain subject to examination by the state of Texas.

NOTE 7:   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has entered into an operating lease for office space in Houston which expires in 2023. Office rent expense for the year was $256,492. Future minimum lease payments due for the years ending December 31 are as follows:

2018		167,305
2019		121,104
2020		123,876
2021		126,649
2022		129,421
Thereafter		130,308
Total	$	798,663

In February 2016, the FASB issued ASC 842, Leases ("ASC 842"), which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the balance sheet using a method referred to as the right-of-use ("ROU") asset approach. We plan to adopt the new standard on January 1, 2019 using the modified retrospective method described within ASC 842.

The new standard introduces two lease accounting models, which result in a lease being classified as either a "finance" or "operating" lease on the basis of whether the lessee effectively obtains control of the underlying asset during the lease term. A lease would be classified as a finance lease if it meets one of five classification criteria, four of which are generally consistent with current lease accounting guidance. By default, a lease that does not meet the criteria to be classified as a finance lease will be deemed an operating lease. Regardless of classification, the initial measurement of both lease types will result in the balance sheet recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability will be recognized at the present value of the future lease payments, and the ROU asset will equal the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs.

The subsequent measurement of each type of lease varies. Leases classified as a finance lease will be accounted for using the effective interest method. Under this approach, a lessee will amortize the ROU asset (generally on a straight-line basis in a manner similar to depreciation) and the discount on the lease liability (as a component of interest expense). Leases classified as an operating lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis (or another systematic basis, if more appropriate).

We are in the process of reviewing our lease agreements in light of the new guidance. Although we are in the early stages of our ASC 842 implementation project, we anticipate that this new lease guidance will cause significant changes to the way leases are recorded, presented and disclosed in our consolidated financial statements.

NOTE 7:   COMMITMENTS AND CONTINGENCIES *(Continued)*

Security Transactions

The Company executes securities transactions on behalf of its customers. If either the customer or the counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security contract is different from the contract value of the transaction. The Company does not expect nonperformance by customers or counterparties.

The Company clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has not recorded liabilities with regard to the right. During 2017, the Company did not pay the clearing brokers any amounts related to these guarantees. The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Legal Matters

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. The Company has evaluated such claims including consultation with its legal counsel. For remote or reasonably possible claims, no accrual has been recorded or reflected in the accompanying consolidated financial statements. When the Company believes the claims are probable and estimable, an accrual is recorded based on the information available and guidance from legal counsel in accordance with FASB ASC 450-20-25. There were no claims required to be accrued at December 31, 2017.

Other

During the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

NOTE 8:   DEFINED CONTRIBUTION EMPLOYEE BENEFIT PLAN

The Company participates in a qualified 401(k) plan which covers all compensated employees. Employer contributions are in accordance to the "Safe Harbor" provision of the law. For the year ended December 31, 2017, the Company incurred expenses of $80,683 relating to the plan.

NOTE 9:   SUBORDINATED LIABILITIES

The Company had no subordinated liabilities at any time during the year ended December 31, 2017.   Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2017.

NOTE 10:   SUBSEQUENT EVENTS

Subsequent events were evaluated from January 1, 2018 through February 22, 2018, which is the date the financial statements were available to be issued. No reportable subsequent events were noted.

SUPPLEMENTAL INFORMATION

ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2017

Net capital:		
Total stockholder's equity	$	5,892,349
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		984,000
Receivable from affiliate		262,219
Security deposit		13,173
Other		403,160
Property and equipment, net		192,926
Total nonallowable assets and charges, net		1,855,478
Net capital before haircuts on security positions		4,036,871
Haircuts on non-security positions		19,730
Net capital	$	4,017,141
Aggregate indebtedness		
Accounts payable and accrued expenses	$	564,713
Commissions payable		207,512
Revenue sharing payable		143,015
Revenue sharing payable, related party		182,972
Intercompany payable		315,398
Federal Income Tax Payable		572,781
Deferred tax liability		171,110
State taxes payable		51,464
Accrued rent		78,996
Total aggregate indebtedness	$	2,287,961
Ratio of aggregate indebtedness to net capital		0.57 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	152,531
Excess net capital	$	3,864,610

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2017.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2017 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2017.

ACTINVER SECURITIES, INC.

EXEMPTION REPORT
For the year ended December 31, 2017

I, as a member of management of Actinver Securities, Inc. (the "Company"), am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions"). To the best of my knowledge and belief I state the following:

(1) I identified the exemption provisions and (2) I met the identified exemption provisions throughout the year ended December 31, 2017 without exception.

I, Xavier Maza, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: __President_____

Date: __2/20/2018_____

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of ACTINVER SECURITIES, INC.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ACTINVER SECURITIES, INC. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ACTINVER SECURITIES, INC. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) ACTINVER SECURITIES, INC. stated that ACTINVER SECURITIES, INC. met the identified exemption provisions throughout the most recent fiscal year without exception. ACTINVER SECURITIES, INC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ACTINVER SECURITIES, INC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EEPB, P.C.

Houston, TX

February 22, 2018

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713.622.0016 | (f) 713.622.5527 | www.eepb.com

EEPB P.C.
CPAs & BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
ACTINVER SECURITIES, INC.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by ACTINVER SECURITIES, INC. and the SIPC, solely to assist you and the other specified parties in evaluating ACTINVER SECURITIES, INC.'s compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2017. ACTINVER SECURITIES, INC.'s management is responsible for ACTINVER SECURITIES, INC.'s SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check copies, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 Part III (FOCUS Report) for the year ended December 31, 2017, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion on or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

EEPB, P.C.

Houston, TX

February 22, 2018

- 19 -

2950 North Loop West, Suite 1200 | Houston, TX 77092 | (p) 713 622 0016 | (f) 713 622 5527 | www.eepb.com
An Independent Member of DFK International

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14****2668****************MIXED AADC 220
49311   FINRA   DEC
ACTINVER SECURITIES INC
5075 WESTHEIMER RD STE 650
HOUSTON, TX 77056-5699
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kristy Johnson (281) 367-0380

2. A. General Assessment (item 2e from page 2) $ 7,143

B. Less payment made with SIPC-6 filed (exclude interest) (3,172)

7-27-17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,971

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,971

G. PAID WITH THIS FORM.
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,971

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Actinver Securities, Inc.

Chief Compliance Officer

Dated the _____ day of _____ 20___

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER
Dates:
Postmarked   Received   Reviewed
Calculations _____   Documentation _____   Forward Copy _____
Exceptions:
Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 10,484,039
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,926,317
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	795,398
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	0
Total deductions	5,721,715
2d. SIPC Net Operating Revenues	$ 4,762,324
2e. General Assessment @ .0015	$ 7,143
	(to page 1, line 2.A.)

2